UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CG Oncology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

156944100

(CUSIP Number)

January 29, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156944100	13G

1.	NAMES OF REPORTING PERSONS Kissei Pharmaceutical Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nagano, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,543,533 (1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 3,543,533 (1)
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,533 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Consists of 3,543,533 shares of common stock held by Kissei Pharmaceutical Co., Ltd. (Tokyo Stock Exchange, stock code: 4547).
(2)

Based on 66,482,511 shares of Common Stock outstanding, as disclosed by the Issuer in its final prospectus dated January 24, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2024 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Prospectus”).

Item 1(a).	Name of Issuer.

CG Oncology, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

400 Spectrum Center Drive, Suite 2040

Irvine, CA 92618

Item 2(a).	Name of Person Filing.

This Schedule 13G is being filed by Kissei Pharmaceutical Co., Ltd. (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of the Reporting Person is 19-48 Yoshino, Matsumoto City, Nagano, Japan.

Item 2(c).	Citizenship.

The Reporting Person is a joint stock corporation organized under the laws of Japan.

Item 2(d).	Title of Class of Securities.

Common stock.

Item 2(e).	CUSIP No.

The CUSIP number of the Issuer is 156944100.

Item 3.	If this statement is filed pursuant to §§ 240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________.

Item 4.	Ownership.

The Reporting Person is the record holder of the reported shares of common stock.

(a)	Amount beneficially owned:

3,543,533

(b)	Percent of class:

5.3%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

3,543,533

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

3,543,533

(iv)	Shared power to dispose or to direct the disposition of:

0

This Schedule 13G is being filed by the Reporting Person.

*

All share percentage calculations in this Schedule 13G are based on (i) 3,543,533 shares of common stock of the Issuer beneficially owned by the Reporting Person and (ii) 66,482,511 shares of common stock outstanding, as disclosed by the Issuer in its final prospectus dated January 24, 2024 and filed with the Securities and Exchange Commission on January 25, 2024 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2024

Kissei Pharmaceutical Co., Ltd.

By:	/s/ Takahide Kitahara
Managing Director, Department Manager of Corporate Finance and Management, Chief Financial Officer